UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2013

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

2013 Third Quarter Financial Results

Nasdaq Listing

In May, GW successfully completed a U.S. initial public offering on the NASDAQ Global Market (“Nasdaq”) issuing a total of 3,678,000 American depositary shares (“ADSs”) at a price to the public of $8.90 per ADS. Each ADS represents 12 ordinary shares of 0.1p each (“Ordinary Shares”) in the capital of the Company. Total net proceeds before expenses were $30.4 million (£19.6 million). GW attracted interest from several new U.S. healthcare investors, as well as support from a number of the Company’s UK institutional shareholders. The listing represents an important strategic development for GW and the process has significantly increased GW’s profile among the U.S. investment community. Additionally, the funds raised further strengthen GW’s financial position and allow the Company to advance the clinical development of several of its cannabinoid pipeline products as well as expand its manufacturing facilities in preparation for the future U.S. launch of Sativex.

Sativex for Cancer Pain

Phase 3 Clinical Trial Progress

GW is currently evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care. This program represents the lead target indication for Sativex in the U.S. It is estimated that 420,000 people, or 20% of patients with advanced cancer in the U.S., have pain which is uncontrolled with opioid treatments. There are currently no approved non-opioid treatments for patients who do not respond to, or experience negative side effects with, opioid medications. The Phase 3 program is being conducted under an Investigational New Drug Application (IND), and consists of three clinical trials, of which the first two pivotal trials are expected to enrol 760 patients in total. These two Phase 3 pivotal trial protocols mirror GW’s Phase 2b trial of Sativex with respect to patient population and treatment duration, and employ a primary efficacy endpoint that yielded statistically significant results in favour of Sativex in both Phase 2 trials which involved over 530 patients.

GW anticipates that top-line results from the two Phase 3 pivotal trials will be available in 2014, the first of which is expected to be available in mid-2014. This program is intended to support the submission of an NDA with the FDA and in other markets around the world.

The costs of the cancer pain Phase 3 program are fully funded by Otsuka Pharmaceutical Co. Ltd, which holds exclusive rights to commercialize Sativex in the U.S.

Sativex for MS Spasticity

Phase 3 US IND

GW believes that MS spasticity represents an attractive indication for the U.S. market. The company held a pre-IND meeting with the FDA in December 2012 to discuss this indication which provided guidance on the U.S. development program.

The company recently submitted an IND to the FDA with an investigational plan that includes a Phase 3 trial protocol. This single Phase 3 pivotal trial is intended to add to the extensive Phase 3 data already generated outside the U.S. in order to support the future submission of an NDA. Once feedback is obtained from the FDA, we expect to commence activities to set up the proposed Phase 3 trial during the remainder of 2013. As is the case for the cancer pain Phase 3 program, we expect that costs of the US Phase 3 trial for MS spasticity would be fully funded by Otsuka.

Sativex ex-US Commercial Update

GW recently announced the commercial launch of Sativex for the treatment of MS spasticity in Italy by its partner, Almirall S.A. In Italy, Sativex is reimbursed at a price similar to that being charged in Spain. During this quarter, Almirall also made Sativex available in the private (non-reimbursed) market in Poland, Austria and Sweden. This now brings to 11 the number of countries in which Sativex is now available.

Sativex has most recently received regulatory approval in Kuwait. There are now 11 countries in which Sativex has received approval and in which launches are pending. One additional country, Ireland, has recommended Sativex for approval. Regulatory filings are on-going in 9 additional countries (principally in the Middle East).

Following a change of law in France in June 2013 to allow for the approval of cannabis-based medicines, GW has recently submitted a Mutual Recognition Procedure (MRP) application in France.

In Germany, Almirall have launched legal proceedings to challenge a decision taken in March 2013 to impose a price reduction. Almirall has also now entered into a new round of negotiations with the German National Association of Statutory Health Insurance Funds (“GKV-Spitzenverban”) in order to determine whether an improved commercially acceptable price can be agreed. These discussions are expected to last until the end of 2013.

New Clinical Data Confirm Sativex Safety Profile

GW has obtained positive top-line results from a 12 month, multicentre, double-blind, randomised parallel group, placebo-controlled study of Sativex in 121 patients with MS spasticity. The data confirm the reassuring safety profile of Sativex and providing further evidence of long-term efficacy. The study was required as a post-approval commitment by the UK regulatory authority, with the primary objective of evaluating whether Sativex may have long term adverse effects on cognitive function or mood. The primary endpoint was the change in cognitive function as assessed by the total Paced Auditory Serial Addition Test (PASAT) score from baseline to end of treatment.  Mood was assessed by the Beck Depression Inventory-II. Results showed that there is no evidence of long-term cognitive impairment in patients taking Sativex compared with those taking placebo, nor is there untoward effect on mood. The key efficacy secondary endpoints were the global impression of change scores as assessed by the patient, physician and carer. Each of these endpoints was highly significantly in favour of Sativex (p<0.0001, p=0.001 and p=0.004 respectively).

Sativex US Patent Allowances

In April 2013, the United States Patent and Trademark Office (USPTO) issued Notices of Allowance for two Sativex-related patents, one directed to the Sativex delivery device and the second directed to a method of sublingual delivery of the Sativex pharmaceutical formulation. In total, GW now has seven different patent families containing one or more pending or issued patents relating to Sativex.

Cannabinoid Pipeline

In addition to Sativex, GW is developing other product candidates based on the Company’s proprietary cannabinoid platform. Over 70 cannabinoid compounds have been identified and GW’s research is exploring this cannabinoid “library” for therapeutic application across a broad range of disease areas. GW’s lead pipeline development program is focused on developing treatments for Type-2 diabetes, ulcerative colitis, CNS disorders, including epilepsy and schizophrenia, cancer and neurodegenerative disease.

Significant pipeline clinical trial activity is on-going and expected to continue in H2 2013:

•                  Phase 2a trial of GWP42003 for the treatment of ulcerative colitis currently active with data expected in H1 2014;

•                  Phase 1 trial of GWP42006 for the treatment of epilepsy expected to commence in H2 2013;

•                  Phase 1b/2a trial of THC:CBD for the treatment of recurrent malignant glioma expected to commence in H2 2013;

•                  Phase 2 dose ranging trial of GWP42004 for the treatment of Type 2 diabetes expected to commence around the end of 2013;

•                  Phase 2 trial of GWP42003 for the treatment of schizophrenia expected to commence in H1 2014.

Separately, there is emerging interest among U.S. paediatric epilepsy specialists and patient organizations in the potential role of Cannabidiol (CBD) in treating intractable childhood epilepsy. Three expanded access INDs have recently been granted by the FDA to US clinicians to allow treatment of a small number of childhood epilepsy patients with a CBD formulation supplied by GW. GW is aware of additional US clinicians that have expressed interest in opening expanded access INDs and will consider supporting these and any other future requests.

The research term of the pre-clinical research collaboration with Otsuka in the field of CNS disorders and oncology ended on 30 June 2013. Data generated under this collaboration is now being reviewed by Otsuka with a view to determining any future joint research. GW has a worldwide license to all data and product candidates not subject to any future research agreement.

Upcoming GW conference participation

GW expects to participate in the following upcoming investor conferences: Canaccord Genuity Growth Conference 2013 in Boston, 14 August, 2:00 pm ET; Aegis Capital Corp 2013 Healthcare Conference in Las Vegas, 25-27 September; and the 10th Annual Lazard Capital Markets Healthcare Conference 2013 in New York City, 19-20 November. Additionally, a Sativex Symposium is being held at the 29th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) on 4 October in Copenhagen, Denmark.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial information contained herein. GW presents its condensed consolidated financial information in pounds sterling and using the recognition and measurement principles of International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 30 June 2013 and in the Condensed Consolidated Income Statement, Condensed Consolidated Statement of Changes in Equity and Condensed Consolidated Cash Flow Statement for the 9 months ended 30 June 2013 have been translated into U.S dollars at the rate on 28 June 2013 of $1.5208 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Results of Operations:

Comparison of three month periods ended 30 June 2013 and 30 June 2012:

Revenue

Total revenue for the three months ended 30 June 2013 was £7.3 million, a decrease of £7.2 million compared to the £14.5 million recorded for three months ended 30 June 2012. This net decrease reflects:

•                  £9.5 million reduction in milestone income to £0.3 million for the three months ended 30 June 2013 from £9.8 million for the three months ended 30 June 2012. This decrease reflects the fact that the three months ended 30 June 2013 included a £0.3 million Italian commercial pricing approval milestone from Almirall while the three months ended 30 June 2012 included a £9.8 million cancer pain clinical recruitment target milestone.

•                  £1.9 million increase in research and development fees to £6.1 million for the three months ended 30 June 2013 from £4.2 million for the three months ended 30 June 2012. This increase reflects increasing recruitment into the Otsuka-funded Phase 3 cancer pain trials leading to increased research and development fee income from Otsuka.

•                  £0.4 million increase in Sativex product sales revenues to £0.5 million for the three months ended 30 June 2013 from £0.1 million for the three months ended 30 June 2012. This reflects increased deliveries of Sativex inventory to commercial partners in the three months ended 30 June 2013.

•                  No change in licence, collaboration and technical access fees — with £0.3 million being recorded for each of the three month periods ended 30 June 2013 and 30 June 2012.

Sativex in-market sales volumes sold by GW’s commercial partners for the three months ended 30 June 2013 were 21% higher than in the three months ended 30 June 2012.

Cost of sales

Cost of sales for the three months ended 30 June 2013 was £0.3 million, an increase of £0.2 million, compared to £0.1 million for the three months ended 30 June 2012. This increase reflects the increased volume of Sativex product shipped to partners in the period ended 30 June 2013.

Research and development expenditure

Total research and development expenditure for the three months ended 30 June 2013 was £8.4 million compared to £5.7 million for the three months ended 30 June 2012. The £2.7 million increase resulted from a £1.9 million increase in partner-funded research and development, linked to the Otsuka funded Phase 3 cancer pain clinical programme, and a £0.8 million increase to GW-funded R&D linked to the costs of the final phase of 12 month MS spasticity trial that completed in the period plus the costs of setting up the various Phase I/II pipeline trials that are expected to start later this year.

Management and administrative expenses

Management and administrative expenses for the three months ended 30 June 2013 of £0.9 million was consistent with the £0.9 million for the three months ended 30 June 2012.

Taxation

The tax credit was £0.3 million for the three months ended 30 June 2013, an increase of £0.3 million from nil in the three months ended 30 June 2012.  The current period reflects an accrual of a £0.7 million research and development tax credit claim that the Group expects to submit at year-end in respect of research and development expenditure incurred. This is offset by a £0.4 million reduction to the deferred tax asset held by the Group’s commercial subsidiary, GW Pharma Limited, as the company utilises brought forward tax losses to offset against its current period profits. No tax credit was recorded for the three months ended 30 June 2012 as at that time, having made a £7.9 million profit in the period, it was uncertain whether the Group would be claiming a tax credit for that period.

Comparison of nine month periods ended 30 June 2013 and 30 June 2012:

Revenue

Total revenue for the nine months ended 30 June 2013 was £20.2 million, a decrease of £5.3 million compared to the £25.5 million recorded for nine months ended 30 June 2012. This net decrease reflects:

•                  £9.5 million reduction in milestone income to £0.3 million for the nine months ended 30 June 2013 from £9.8 million for the nine months ended 30 June 2012. This decrease reflects the fact that the nine months ended 30 June 2013 included a £0.3 million Italian commercial pricing approval milestone from Almirall while the nine months ended 30 June 2012 included a £9.8 million cancer pain clinical recruitment target milestone.

•                  £4.8 million increase in research and development fees to £17.8 million for the three months ended 30 June 2013 from £13.0 million for the three months ended 30 June 2012. This increase reflects increasing recruitment into the Otsuka-funded Phase 3 cancer pain trials leading to increased research and development fee income from Otsuka.

•                  £0.6 million reduction to Sativex product sales revenue to £1.1 million for the nine months ended 30 June 2013 from £1.7 million for the nine months ended 30 June 2012. This reflects increased volume of Sativex shipped to commercial partners offset by the £0.9 million adverse impact of increasing the provision for rebates expected to be due to Almirall following the adverse German pricing decision in March 2013. It also reflects the continuing effect of an amendment to the Almirall supply agreement signed last year under which a new £9.8 million milestone was received by GW and which also incorporated a reduced supply price charged to Almirall until Sativex cancer pain approval is achieved.

•                  No change in licence, collaboration and technical access fees — with £1.0 million being recorded for each of the nine month periods ended 30 June 2013 and 30 June 2012.

Sativex in-market sales volumes sold by GW’s commercial partners for the nine months ended 30 June 2013 were 24% higher than in the nine months ended 30 June 2012.

Cost of sales

Cost of sales for the nine months ended 30 June 2013 was £0.9 million, an increase of £0.4 million compared to £0.5 million for the nine months ended 30 June 2012. The £0.4 million increase reflects the increased volume of Sativex inventory shipped to partners in the nine months ended 30 June 2013.

Research and development expenditure

Total research and development expenditure for the nine months ended 30 June 2013 was £23.5 million, an increase of £5.1 million compared to £18.4 million for the nine months ended 30 June 2012. The £5.1 million increase resulted from a £4.8 million increase in partner-funded research and development, linked to the Otsuka-funded Phase 3 cancer pain clinical programme, and a £0.3 million increase to GW-funded R&D linked to the costs of the final phase of the 12 month MS spasticity trial that completed in the period, plus the costs of setting up the various Phase 1 and Phase 2 pipeline trials that are expected to start later this year.

Management and administrative expenses

Management and administrative expenses for the nine months ended 30 June 2013 was £2.8 million, a reduction of £0.2 million compared to the £3.0 million incurred in the nine months ended 30 June 2012. The £0.2 million reduction reflects reduced legal and professional fee expenditure in the period ended 30 June 2013.

Taxation

The tax credit was £5.1 million for the nine months ended 30 June 2013, an increase of £4.2 million compared to a £0.9 million credit recorded in the nine months ended 30 June 2012.

The £5.1 million credit is made up of: (i) recognition of an additional £2.0 million of research and development tax credits in respect of the year ended 30 September 2012 by GW Research Ltd., GW’s principal research subsidiary, following agreement of the 2012 tax credit claim by the UK tax authority in the first quarter 2013 (ii) recognition of a £1.2 million deferred tax asset in respect of cumulative trading losses which GW intends to utilize to offset against future trading profits by GW Pharma Ltd., the Group’s principal commercial trading subsidiary, and (iii) recognition of a £1.9 million research and development tax credit for the nine months ended 30 June 2013 by GW Research Ltd.

The £0.9 million credit recorded in the nine months ended 30 June 2012 consisted of a £0.4 million research and development tax credit received by GW Pharma Ltd from the UK tax authority in the first quarter 2012 in respect of a tax credit claim for the year ended 30 September 2011 plus an accrued £0.5 million research and development tax credit which was expected to be claimed at year end in respect of the nine months ended 30 June 2012.

Liquidity and Capital Resources

Cash Flow

Cash used or generated by operations for the nine months ended 30 June 2013 was a £2.0 million outflow compared to a £2.1 million inflow for the nine months ended 30 June 2012. This £4.1 million change results from a £9.5 million reduction in milestone receipts offset by a £2.4 million increase to research and development tax credit receipts, with the remaining £3.0 million inflow resulting from an improvement to working capital.

Capital expenditure for the nine months ended 30 June 2013 of £1.8 million was £0.6 million higher than the £1.2 million recorded in the nine months ended 30 June 2012. This consists primarily of fit-out and equipment of new research and development laboratory facilities.

Cashflows from financing activities totalling £18.4 million for the nine months ended 30 June 2013 include net proceeds of £18.2 million arising from the completion of the NASDAQ listing that occurred on 1 May 2013 and the partial exercise by the underwriters of the overallotment option.

The Group’s closing cash and cash equivalents position at 30 June 2013 was £43.6 million, an increase of £14.3 million from the closing position of £29.3 million as at 30 September 2012.

Inventories

Inventories at 30 June 2013 increased by £1.0 million to £4.5 million from £3.5 million at 30 September 2012. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £1.7 million realisable value provision (30 Sept 2012: £2.1 million). During the nine months ended 30 June 2013, the realisable value provision has reduced by £0.4 million, resulting in a credit to the income statement as the Company utilised old inventory that was fully provided against at the previous balance sheet date. The remaining increase in inventories was due to continued growing of plant materials at a higher rate than it is being used for commercial production.

Headcount

Average headcount for the nine months ended 30 June 2013 was 190 compared to 176 for the nine months ended 30 June 2012.

Guidance

The rate of GW’s product sales growth in the next few years is likely to be influenced by a variety of factors, including the timing of new commercial launches, the timing of delivery of batches to partners, partner stock-holding policies, pricing and reimbursement discussions, and the rate of market uptake. In line with previous guidance, the Company expects the reduced supply price being charged to Almirall and the adverse German pricing decision to lead to reduced Sativex sales revenues in this fiscal year compared with 2012.

The Group continues to expect GW-funded R&D spend in this fiscal year to be approximately 10% higher than in 2012. In the last few years, significant milestone income receipts from Sativex licence agreements have led to the Group reporting small pre-tax profits. As previously reported, and in line with previous guidance, GW is not expecting significant milestone receipts in 2013 and this factor, together with GW’s on-going investment in the pipeline, leads the Group to expect to report a loss after tax for the 2013 financial year. It should be noted that a loss in 2013 should enable the Group to claim an R&D tax credit for the year.

Cautionary statement

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the size of Sativex market opportunities, and the development and regulatory clearance of the GW’s products.  Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex® and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the prospectus related to the NASDAQ offering filed by GW with the SEC on May 1, 2013. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Condensed consolidated income statements

Condensed consolidated income statement for the three months ended 30 June 2013

		Three months ended		Three months ended		Three months ended
		30 June		30 June		30 June
	Notes	2013		2013		2012
		$000’s		£000’s		£000’s
Revenue	2	11,038		7,258		14,455
Cost of sales		(406)		(267)		(15)
Research and development expenditure	3	(12,826)		(8,434)		(5,673)
Management and administrative expenses		(1,322)		(869)		(932)

Operating loss		(3,516)		(2,312)		7,835
Interest income		44		29		39
Interest payable		(68)		(45)		(1)

Loss before tax		(3,540)		(2,328)		7,873
Tax	4	456		300		—

Profit/(loss) for the period		(3,084)		(2,028)		7,873

Earnings/(loss) per share
— basic	5	(2.0	)c	(1.3	)p	5.9	p
— diluted	5	(2.0	)c	(1.3	)p	5.7	p

GW Pharmaceuticals plc

Condensed consolidated income statements

Condensed consolidated income statement for the nine months ended 30 June 2013

		Nine months ended		Nine months ended		Nine months ended
		30 June		30 June		30 June
	Notes	2013		2013		2012
		$000’s		£000’s		£000’s
Revenue	2	30,680		20,173		25,533
Cost of sales		(1,407)		(925)		(537)
Research and development expenditure	3	(35,791)		(23,534)		(18,396)
Management and administrative expenses		(4,182)		(2,750)		(2,967)

Operating loss		(10,700)		(7,036)		3,633
Interest income		169		111		141
Interest payable		(69)		(45)		(1)

Loss before tax		(10,600)		(6,970)		3,773
Tax	4	7,712		5,071		928

Profit/(loss) for the period		(2,888)		(1,899)		4,701

Earnings/(loss) per share
— basic	5	(2.0	)c	(1.3	)p	3.5	p
— diluted	5	(2.0	)c	(1.3	)p	3.4	p

All activities relate to continuing operations.

The Group has no recognised gains or losses other than the losses above and therefore no separate consolidated statement of comprehensive income has been presented.

GW Pharmaceuticals plc

Condensed consolidated statements of changes in equity

Nine months ended 30 June 2013

	Called-up	Share
	share	premium	Other	Retained
	capital	account	reserves	earnings	Total
	£000’s	£000’s	£000’s	£000’s	£000’s

Balance at 1 October 2011	133	65,866	20,184	(68,531)	17,652
Exercise of share options	—	83	—	—	83
Share-based payment transactions	—	—	—	743	743
Profit for the period	—	—	—	4,701	4,701

Balance at 30 June 2012	133	65,949	20,184	(63,087)	23,179

Balance at 1 October 2012	133	65,947	20,184	(65,032)	21,232
Issue of share capital	45	19,567	—	—	19,612
Expense of new equity issue	—	(1,759)	—	—	(1,759)
Share-based payment transactions	—	—	—	573	573
Loss for the period	—	—	—	(1,899)	(1,899)

Balance at 30 June 2013	178	83,755	20,184	(66,358)	37,759

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 30 June 2013

		As at 30 June	As at 30 June	As at 30 September
	Notes	2013	2013	2012
		$000’s	£000’s	£000’s

Non-current assets
Intangible assets — goodwill		7,923	5,210	5,210
Property, plant and equipment		8,159	5,365	2,432
Deferred tax asset	4	1,795	1,180	—

		17,877	11,755	7,642

Current assets
Inventories	6	6,803	4,473	3,537
Taxation recoverable		2,856	1,878	820
Trade receivables and other current assets		2,302	1,514	1,588
Cash and cash equivalents		66,281	43,583	29,335

		78,242	51,448	35,280

Total assets		96,119	63,203	42,922

Current liabilities
Trade and other payables		(16,256)	(10,689)	(9,114)
Obligations under finance leases	7	(129)	(85)	—
Deferred revenue		(5,297)	(3,483)	(2,449)

		(21,682)	(14,257)	(11,563)

Non-current liabilities
Obligations under finance leases	7	(2,961)	(1,947)	—
Deferred revenue		(14,052)	(9,240)	(10,127)

Total liabilities		(38,695)	(25,444)	(21,690)

Net assets		57,424	37,759	21,232

Equity
Share capital		270	178	133
Share premium account		127,375	83,755	65,947
Other reserves		30,696	20,184	20,184
Accumulated deficit		(100,917)	(66,358)	(65,032)

Total equity		57,424	37,759	21,232

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 30 June 2013

	Nine months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June
	2013	2013	2012
	$000’s	£000’s	£000’s

(Loss)/profit for the period	(2,888)	(1,899)	4,701
Adjustments for:
Interest income	(169)	(111)	(141)
Interest payable	69	45	1
Tax	(7,712)	(5,071)	(928)
Depreciation of property, plant and equipment	1,051	691	565
Other gains and losses	630	414	(105)
Decrease in provision for inventories	(625)	(411)	(881)
Share-based payment charge	871	573	743

	(8,773)	(5,769)	3,955
Increase in inventories	(797)	(524)	(716)
Decrease in trade receivables and other current assets	105	69	808
Increase/(decrease) in trade and other payables and deferred revenue	2,099	1,380	(2,377)

Cash (used)/generated by operations	(7,366)	(4,844)	1,670
Research and development tax credits received	4,307	2,832	428

Net cash (outflow)/inflow from operating activities	(3,059)	(2,012)	2,098
Investing activities
Interest received	175	115	104
Purchases of property, plant and equipment	(2,762)	(1,816)	(1,192)

Net cash outflow from investing activities	(2,587)	(1,701)	(1,088)
Financing activities
Proceeds on exercise of shares options	—	—	83
Proceeds of new equity issue	29,824	19,612	—
Expenses of new equity issue	(2,153)	(1,416)	—
Interest paid	(68)	(45)	(1)
Proceeds from finance leases	342	225	—

Net cash inflow from financing activities	27,945	18,376	82
Effect of foreign exchange rate changes	(631)	(415)	105
Net increase in cash and cash equivalents	21,668	14,248	1,197
Cash and cash equivalents at beginning of the period	44,613	29,335	28,319

Cash and cash equivalents at end of the period	66,281	43,583	29,516

1. Significant accounting policies

Basis of preparation

The annual financial statements of GW Pharmaceuticals plc and subsidiaries (“the Group”) are prepared in accordance with International Financial Reporting Standards, as adopted by the European Union and as issued as issued by the International Accounting Standards Board (“IFRS”) and were approved by the Board on 27 November 2012.

The information for the period ended 30 June 2013 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. The consolidated financial statements for the year ended 30 September 2012 have been filed with the Registrar of Companies.  The auditors’ report on those financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The significant accounting policies and methods of computation adopted in the preparation of this financial information are consistent with those used in the preparation of the Group’s annual audited financial statements for the year ended 30 September 2012 in accordance with IFRSs. This interim financial information includes all adjustments, which are necessary to fairly state the results of the interim period. Interim results are not necessarily indicative of results to be expected for the full year.

The Group has not adopted early any standard, interpretation or amendment that was issued but is not yet effective.

2. Revenue analysis

Analysis by type:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2013	2012	2013	2012
	£000’s	£000’s	£000’s	£000’s
Product sales	546	72	1,131	1,724
Research and development fees	6,138	4,247	17,821	13,026
Licence, collaboration and technical access fees	324	324	971	971
Development and approval milestone fees	250	9,812	250	9,812

Total revenue	7,258	14,455	20,173	25,533

All turnover and losses before taxation originated in the UK. All assets and liabilities are held in the UK.

2. Revenue analysis (continued)

Geographical analysis of turnover by destination of customer:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2013	2012	2013	2012
	£000’s	£000’s	£000’s	£000’s
UK	196	—	580	247
Europe (excluding UK)	882	10,137	1,179	11,903
United States	4,746	3,154	14,040	9,488
Canada	(28)	1	415	201
Asia	1,462	1,163	3,959	3,694

	7,258	14,455	20,173	25,533

3. Research and development expenditure

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2013	2012	2013	2012
	£000’s	£000’s	£000’s	£000’s
GW-funded research and development	2,296	1,425	5,713	5,369
Development partner-funded research and development	6,138	4,248	17,821	13,027

Total	8,434	5,673	23,534	18,396

4. Tax credit

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2013	2012	2013	2012
	£000’s	£000’s	£000’s	£000’s
UK Corporation tax credit — current year	(601)	—	(1,879)	(500)
UK Corporation tax credit — prior year	—	—	(2,012)	(428)
Change in deferred tax asset	301	—	(1,180)	—

Total credit for the period	(300)	—	(5,071)	(928)

The UK Corporation tax credit relates to research and development expenditure claimed under the Finance Act 2000. In early 2013, GW reached an agreement with the U.K. tax authority, HM Revenue & Customs, or HMRC, regarding the tax computations the Company submitted for the year ended September 30, 2012. Pursuant to this agreement, HMRC agreed that GW’s principal research subsidiary company, GW Research Ltd., was able to surrender trading losses that arise from its research and development activity for a tax credit cash rebate. This agreement with HMRC has subsequently resulted in a tax credit of £5.1 million being recorded for the nine months ended 30 June 2013 due to: (i) the recognition of an additional £2.0 million of research and development tax credits in respect of the year ended 30 September 2012 by GW Research Ltd., the Company’s principal research subsidiary (ii) the recognition of a £1.2 million deferred tax asset in respect of cumulative trading losses which GW intends to utilize to offset against future trading profits by GW Pharma Ltd., the Company’s principal commercial trading subsidiary and (iii) the recognition of an accrued £1.9m research and development tax credit expected to be claimable at year end by GW Research Limited in respect of the research and development expenditure incurred in the nine months ended 30 June 2013.

5. Earnings/(loss) per share

The calculations of earnings/(loss) per share are based on the following results and numbers of shares.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2013	2012	2013	2012
	£000’s	£000’s	£000’s	£000’s

(Loss) / profit for the period — basic and diluted	(2,028)	7,873	(1,899)	4,701

	Number of shares
	Three months ended		Three months ended		Nine months ended		Nine months ended
	30 June		30 June		30 June		30 June
	2013		2012		2013		2012
Weighted average number of ordinary shares	161.7		133.3		142.8		133.1
Less ESOP trust ordinary shares	—		(0.2)		—		(0.2)

Weighted average number of ordinary shares for purposes of basic earnings per share	161.7		133.1		142.8		132.9
Effect of potentially dilutive shares arising from share options	—		4.6		—		4.6
Effect of potentially dilutive shares arising from warrants	—		—		—		—

Weighted average number of ordinary shares for purposes of diluted earnings per share	161.7		137.7		142.8		137.5

Earnings/(loss) per share—basic	(1.3	)p	5.9	p	(1.3	)p	3.5	p
Earnings/(loss) per share—diluted	(1.3	)p	5.7	p	(1.3	)p	3.4	p

6. Inventories

	30 June	30 September
	2013	2012
	£000’s	£000’s
Raw materials	191	312
Work in progress	3,927	2,951
Finished goods	355	274

	4,473	3,537

Inventories with a carrying value of £3.1m are considered to be recoverable after more than one year from the balance sheet date, but within the Group’s normal operating cycle.

The movement in the provision for inventories is as follows:

£000’s
As at 1 October 2011	3,431
Decrease in provision for inventories	(1,300)

As at 30 September 2012	2,131

As at 1 October 2012	2,131
Decrease in provision for inventories	(411)

As at 30 June 2013	1,720

7. Amounts payable under finance leases

	Minimum lease payments
	30 June	30 September
	2013	2012
	£000’s	£000’s
Amounts payable under finance leases:
Within one year	167	—
In the second to fifth years inclusive	875	—
After five years	1,602	—

Less: future finance charges	(612)	—

Present value of lease obligations	2,032	—

	Present value of minimum lease payments
Amounts payable under finance leases:
Amounts due for settlement within 12 months	85	—
Amounts due for settlement after 12 months	1,947	—

	2,032	—

During the period the Group entered into two new finance leases for property and equipment. The weighted average lease term is fourteen years. All lease obligations are denominated in sterling.

8. Availability of information

A copy of this statement is available from the Company Secretary at Porton Down Science Park, Salisbury, Wiltshire, SP4 0JQ. Full details can also be found on the Group’s website at www.gwpharm.com.

Other Events

On August 5, 2013, GW Pharmaceuticals plc issued a press release containing details of a conference call to report its 2013 third quarter financial results.  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release dated August 5, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: August 5, 2013